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                                                                   EXHIBIT 99.3
                                                          [English Translation]
                                                               December 9, 2003
                                                           Notice of Correction


                              HANARO TELECOM, INC.


1. Subject of filing : Business acquisition agreement with an affiliate
2. Date of relevant filing : September 26, 2003
3. Reason for correction : Change to the date of business transfer and others
4. Details of correction
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  Subject of Correction           Before                     After
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
2.  Date of transfer            December 1, 2003                   -
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9.  Others                                            Delay in the execution of
                                                      definitive contracts
                                                      containing detailed terms
                                                      and conditions of the
                                                      acquisition and in the
                                                      payment of the balance
                                                      of the purchase price
                                                      due.

                                                      * Following the execution
                                                      of the basic contract
                                                      on September 26, 2003,
                                                      the parties have not
                                                      reached an agreement on
                                                      the terms of the
                                                      definitive contracts for
                                                      the performance of the
                                                      basic contract, as a
                                                      result of which there has
                                                      been a delay in the
                                                      execution of such
                                                      contracts and in the
                                                      payment of the balance of
                                                      the purchase price due.

                                                      Further developments in
                                                      relation to the issue
                                                      hereto shall be filed in
                                                      a timely manner.
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